EXHIBIT 1
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NEWS RELEASE

APRIL 17, 2003

ARC ENERGY TRUST ANNOUNCES MONTHLY CASH DISTRIBUTIONS TO BE PAID FOR THE SECOND QUARTER, 2003
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CALGARY, APRIL 17, 2003 (AET.UN AND ARX - TSX) ARC Energy Trust (the "Trust")
announced today that a cash distribution of $0.15 per trust unit will be paid on May 15, 2003 in respect of April production. Based upon the current forward market for commodity prices, this level of cash distribution would be maintained through the second quarter as follows:

     RECORD           EX-DISTRIBUTION       DISTRIBUTION           DISTRIBUTION
      DATE                 DATE                 DATE                 PER UNIT
      ----                 ----                 ----                 --------
    April 30             April 28               May 15                 $0.15
      May 31               May 28              June 16                 $0.15*
     June 30              June 26              July 15                 $0.15*

* Based on the Trust's current hedge position and anticipated commodity prices, the above reflects distributions expected to be paid; however, distributions are subject to change based upon actual market conditions.

Commodity prices are expected to continue to fluctuate which may have an impact on cash distributions available for the second quarter of 2003. The Trust maintains an active hedging program directed towards providing stable and predictable cash distributions.

ARC Energy Trust is Canada's second largest conventional oil and gas royalty trust with an enterprise value of approximately $2.4 billion. The Trust currently has an interest in oil and gas production of approximately 63,000 barrels of oil equivalent per day from five core areas in western Canada. The royalty trust structure allows net cash flow to be distributed to unitholders in a tax efficient manner. ARC Energy Trust trades on the TSX under the symbol AET.UN.

Contained in this news release is forward-looking information. The reader is cautioned that assumptions used in the preparations of such information, particularly those pertaining to cash distributions, production levels, operating costs and drilling results, although considered reasonable by the Trust at the time of preparation, may prove to be incorrect. The actual results achieved may vary from the information provided herein and the variations may be material. Consequently, there is no representation by the Trust that actual results achieved will be the same in whole or in part as those presented herein.

ARC RESOURCES LTD.

John P. Dielwart,
President and Chief Executive Officer

For further information contact:

                 Investor Relations, E-mail: ir@arcresources.com
           Telephone: (403) 503-8600                Fax: (403) 509-6417
                            Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                2100, 440 - 2nd Avenue S.W., Calgary, AB T2P 5E9